Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

                        Chrysler Center, 666 Third Avenue
                            New York, New York 10017

Jeffrey P. Schultz                                              212 935 3000
                                                                212 983 3115 fax

Direct dial 212 692 6732
jschultz@mintz.com

                                                        August 3, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re:   Key Hospitality Acquisition Corporation
      Registration Statement on Form S-1
      Filed on May 17, 2005
      File No. 333-125009

Ladies and Gentlemen:

      On behalf of Key Hospitality Acquisition Corporation (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") amendment no. 2 to the Company's Registration Statement on Form S-1 (the "Amendment"), as initially filed with the Commission on May 17, 2005, as amended on June 28, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and Duc Dang of the Commission.

      Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated July 28, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Prospectus Summary, page 1

1. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of their purchase option. If such warrants are not included, discuss the reasons why such warrants are not included later in your prospectus.

      Response: In response to this comment, we have added disclosure on pages 2 and 45 of the Amendment to clarify that the redemption of the warrants would include any warrants issued upon exercise of the unit purchase option. In addition, we have also added disclosure relating to the corresponding conflict of interest that may arise because the Company may redeem the warrants only with the prior consent of Maxim Group LLC.

Risk Factors, page 6

2. We note the disclosure in risk factor five that Messrs. Toledano and Davidson will be personally liable under "certain circumstances" to repay your debts if you fail to consummate a business combination and must liquidate. Your disclosure on page 31 does not discuss any "certain circumstances" personal liability would be limited to. Please revise to clarify if the personal liability of Messrs. Toledano and Davidson are limited to any set of circumstances.

Key Hospitality Acquisition Corporation
Page 2 of 8

      Response: In response to this comment, we have deleted the phrase "under certain circumstances" in the fifth risk factor on page 7 of the Amendment since we have already described the circumstances to which personal liability would be limited.

3. In risk factor 24, please revise to include a discussion of the warrant purchases to be made by Maxim Group.

      Response: In response to this comment, we have revised the risk factor on page 13 of the Amendment to include a discussion of the warrant purchases to be made by Maxim Group LLC.

4. Risk factor 35 appears broad and speculative in light of the fact that you have not conducted any search or are considering any target companies.

      Response: In response to this comment, we have deleted the risk factor.

Use of Proceeds, page 19

5.    We note your discussion of excess out-of-pocket expenses in risk factor
      16. Please revise to discuss the nature of the excess out of pocket expenses. Is it structured as a loan so that it is a liability that follows the company and must be repaid following a business combination, or does the resulting company have latitude regarding such repayments?

      Response: In response to this comment, we have added disclosure on page 10 of the Amendment that states that the Company's existing stockholders may, as part of any such combination, negotiate the repayment of some or all of any such expenses, with or without interest or other compensation, which if not agreed to by the target business' owners, could cause management to view such potential business combination unfavorably, thereby resulting in a conflict of interest. We are unable to describe the nature of excess out of pocket expenses because we do not know what expenses they will be, if any.

6. It appears you cannot presently ascertain the size of any potential deposit or lockup payment because you have not taken any measures towards locating a target company. In the event such payment is needed and utilizes a substantial portion of your non-trust funds, you may need additional funds to satisfy all of the expenses attendant with consummating a business combination. Please revise to clarify how you will satisfy such expenses. Is it possible that you will have to rely upon advances from insiders thereby increasing the amount excess out-of-pocket expenses that could be reimbursed following a business combination? Is management obligated to make any advances?

      Response: In response to this comment, we have added disclosure on page 20 of the Amendment to the effect that although not obligated to do so, it is possible that the Company's existing stockholders could advance the Company the additional required funds to satisfy expenses if the Company's non-trust fund assets are depleted due to the payment of a large deposit or down payment, thereby increasing the amount of excess out-of-pocket expenses that could be reimbursed following a business combination.

7. We note your response to comment 23. Please revise to clarify how you have borrowed $115,000, spent $135,000, and shall have $10,000 outstanding. Did you use initial capital contributions to satisfy some of your initial expenses?

Key Hospitality Acquisition Corporation
Page 3 of 8

      Response: In response to this comment, we have clarified on page 20 of the Amendment that some of the Company's initial expenses were also paid out of the Company's initial capital contributions from the existing stockholders.

Capitalization, page 22

8. Please revise your capitalization table to include notes payable to stockholders ($105,000).

      Response: In response to this comment, we have included the notes payable to stockholders in the capitalization table on page 22 of the Amendment.

Proposed Business, page 24

9. Please be aware that the marked copy filed on EDGAR is not accurate. There are several instances where changes have not been marked. For instance, the three last three bullet points on page 24 should have been marked. Please ensure that your marked copies are accurate.

      Response: We will follow-up with the service provider that converts the Company's filed documents to EDGAR and ensure that our future marked copies are accurate.

10. We note that there is a possibility that you could acquire a business or assets. Please revise to clarify if that means you may acquire assets such as real property and build your own structure or real property with an existing structure located on it. If you are able to just acquire real or other property instead of an operating business, please revise to discuss how you would evaluate such acquisitions. Also, if you acquire just assets, it would appear that either you would have to retain current management or locate your replacements. Please revise to clarify.

      Response: In response to this comment, we have revised the disclosure on page 29 of the Amendment to clarify that the Company may acquire assets such as real property and build structures or acquire real property with existing structures located on it. If the Company were to acquire real or other property instead of an operating business, such acquisitions would most likely be evaluated based on acquisition or construction costs, as well as other customary real estate valuation metrics, and may include obtaining an appraisal from an independent real estate appraiser. In addition, if the Company were to acquire solely assets instead of an operating business, we would expect that the Company's current management would be retained and/or new management may be hired.

11. We note the disclosure under the sub caption "Management and Board/Advisors Expertise." Such discussion is intended for Item 401 disclosure. The format utilized on pages 25 -27 does enhance the reading of management's qualifications. Please relocate and combine this information (using this format) with your Item 401 of Regulation S-K disclosure.

      Response: We respectfully submit that the Company and Maxim Group LLC, the representative of the underwriters, believe that because investors in the offering will be basing their investment decision in large part on the experience and qualifications of management, such discussion of management and board/advisors expertise is appropriate to include in the section entitled "Proposed Business."

12. We note your response to comment 30. In the event you are presented opportunities from non-professional search firms, please revise to discuss how you would determine finder's fees for such unaffiliated parties. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

Key Hospitality Acquisition Corporation
Page 4 of 8

      Response: In response to this comment, we have added disclosure on page 28 of the Amendment to discuss how the Company would determine finder's fees for finders or brokers.

13. We do not understand the sixth bullet point on page 28. Please clarify your use of the term "other industries."

      Response: In response to this comment, we have removed the phrase "or other industries."

14. In the tenth bullet point on page 28, we note that you will consider the regulatory environment of the industry. Since you have already narrowed down the industry in which you will search for a target, please revise to discuss the regulatory environment of that industry. Please refer to Item 101(c)(xii) of Regulation S-K.

      Response: In response to this comment, we have added a subsection entitled "Regulation" on page 27 of the Amendment which briefly describes the regulatory environment of the hospitality industry.

15. On page 29, we note that you will pay Maxim Group a cash fee of 1% of the gross proceeds. Please clarify if that cash fee has been included in your disclosure in the use of proceeds section.

      Response: In response to this comment, we have included disclosure regarding the cash fee of 1% of the gross proceeds payable upon consummation of a business combination in footnote 2 to the Use of Proceeds table on page 19 and on page 20 of the Amendment.

16. We note your response to comment 32. Please revise to discuss the reason(s) why you would not be able to independently determine the fair market value of a target business. To the extent that you may acquire assets, please revise to discuss how you will determine the fair value of such assets. Also, please revise to clarify how non-stockholders will be able to receive a copy any independent investment banking firm's opinion.

      Response: In response to this comment, we revised the disclosure on page 29 of the Amendment to describe certain factors that could lead management to be unable to determine the fair market value of a target business independently. We have also revised the disclosure to clarify how the Company would determine the fair value of assets in the event that the Company acquires assets.

      In response to the Staff's comment with respect to how non-shareholders will be able to receive a copy of any independent investment banking firm's opinion, we respectfully submit that we have already disclosed on page 29 of the Amendment that the Company will provide details with respect to how such opinion may be obtained from the Company in the Current Report on Form 8-K which it files to disclose the entering into the acquisition agreement.

17. We do not understand the sentence on page 29 that states "[c]onsequently, we expect to have the ability to effect only a single business combination, although this may entail simultaneous acquisitions of several operating businesses." Please advise.

      Response: In response to this comment, we have revised the sentence on page 29 of the Amendment to state that "Consequently, we expect to have the ability to effect only a single business combination or simultaneous acquisitions of several operating businesses."

Conflicts of Interests, page 38

      18. Under this subsection, please revise to include the conflicts discussed in risk factors 10 and 16.

Key Hospitality Acquisition Corporation
Page 5 of 8

      Response: In response to this comment, we have revised the subsection on page 39 of the Amendment to include the conflicts on interest described in risk factors 10 and 16.

Underwriting, page 48

19. Tell us whether Maxim Group or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

      Response: We have been advised by Maxim Group LLC that it intends to deliver prospectuses electronically subject to all applicable rules and regulations. We have also been advised by Maxim Group LLC that it intends to manage this process on behalf of any underwriting syndicate in connection with the offering.

20. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

      Response: The underwriters do not have any arrangements with third parties to host or access our preliminary prospectus on the internet. We have informed the underwriters of our obligation to inform the Staff of any such arrangements that are subsequently entered into.

21. We note your disclosure on page 47 regarding your directed unit program. Please advise us of the mechanics of how and when these mils were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

      Response: We respectfully submit that we cannot locate any disclosure regarding a directed unit program. Neither the Company nor the underwriters intend to engage in a directed unit program in conjunction with this offering.

Key Hospitality Acquisition Corporation
Page 6 of 8

Financial Statements

Notes to Financial Statements

Note 5 - Commitment and Contingencies, F-9

22. We note your disclosure regarding the underwriter purchase option (UPO). Please expand your disclosure to describe all or the material terms of the UPO, including who has the rights to convert (i.e., the holder or the Company), and the exercise feature (i.e. physical, net cash, or net share settlement, etc.) contained in the UPO.

      Response: In response to this comment, we have expanded the disclosure in
Note 5 to the financial statements to describe all material terms of the UPO.

23. Considering the comment above, tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the UPO would appear to be material to your financial statements. At least disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

      Response: The Company intends to account for the sale of this option in accordance with EITF 96-18. Following the guidance in Issue 1 of this EITF, the measurement date for the option will be the date of the offering. Following the guidance in Issue 2, the option equity instrument will be accounted for in the same manner as the underwriters' discount which is paid in cash. In accordance with SAB Topic 5A, such costs will be charged against the proceeds of the related offering.

      Because the option requires physical settlement or net-share settlement, the Company intends to account for the sale of the option as an equity transaction in accordance with EITF 00-19 as follows:

      (1) The contract permits the Company to settle in unregistered shares.

      The Company is only required to use its "best efforts" to have this registration statement (which also registers the shares underlying the option) declared effective.

      (2) The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

      The Company has 50,000,000 authorized but unissued shares of common stock and the amount of shares of common stock underlying all proposed issuances, options and warrants is 25,200,000 (or 28,800,000 million if the over-allotment option is exercised in full).

      (3) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

      The maximum number of units to be issued under the option is 600,000.

Key Hospitality Acquisition Corporation
Page 7 of 8

      (4) There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the Commission.

      There is no such provision in the option.

      (5) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold to the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" of "make-whole" provisions).

      There is no such provision in the option.

      (6) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

      There is no net-cash provision in this option.

      (7) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

      There is no such provision in the option.

      (8) There is no requirement in the contract to post collateral at any point for any reason.

      There is no such provision in the option.

      The sale of the option will be accounted for as an equity transaction. There will be no net impact from the sale on the Company's financial position or results or operations, other that to record the receipt of the $100 purchase price. The Company has determined, based upon a Black-Scholes model, that the fair value of the option on the date of sale would be approximately $2.89 per unit, or $1,734,500 total. The following assumptions were taken into account:

      (1)   The option exercise price is $8.80 per unit.

      (2) The purchase price of a unit sold to the public in the offering is $8.00.

      (3) The expected life of the option is 4 years. Although this expected life was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a business combination and liquidates, the option will no longer be viable.

      (4) A volatility calculation of 44.23%, which is based on the 365-capitalizations under $500 million that Management believes, could be considered to be engaged in the business of hotels, gaming or hospitality services industry.

      (5)   The four-year risk-free interest rate of 3.85%.

Key Hospitality Acquisition Corporation
Page 8 of 8

Exhibits

24. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement "may be terminated." Please advise how language that states the offering `may be terminated" ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they "may"), please advise as to the consequence.

      Response: In the event that there is a default of over 10% of the "Firm Units", and neither party is able to find a suitable purchaser to cover the full default amount, the Underwriter may reduce the size of the offering proportionately.

      Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

                              Kenneth R. Koch, Esq.
                            Jeffrey P. Schultz, Esq.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                                666 Third Avenue
                               New York, NY 10017
                              Phone: (212) 935-3000
                               Fax: (212) 983-3115

                                        Very truly yours,

                                        Jeffrey P. Schultz

cc:   Securities and Exchange Commission

      Duc Dang, Esq.

      Key Hospitality Acquisition Corporation

      Jeffrey S. Davidson
      Udi Toledano

      Ellenoff Grossman & Schole LLP

      Douglas S. Ellenoff, Esq.
      Lawrence A. Rosenbloom, Esq.

      Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

      Kenneth R. Koch, Esq.